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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

PINNACLE AIRLINES CORP

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

723443107

(CUSIP Number)

September 23, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

CUSIP No. 723443107

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
1. Falcon Fund QP, L.P. (EIN 01-064-7901)
2. Falcon Fund Management, Ltd. (EIN 75-276-7909)
3. Falcon Fund Offshore, Ltd. (EIN Not applicable)
4. Falcon Fund Offshore Management, L.P. (EIN 36-449-3611)
5. FFM GP, Inc. (EIN 45-276-7908)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[X]

3.	SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

4.	Citizenship or Place of Organization 1. Delaware 2. Texas 3. British Virgin Islands 4. Delaware 5. Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power None

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power None

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions)

1. PN 2. PN 3. CO 4. PN 5. CO

Item 1.
	(a)	Name of Issuer Pinnacle Airlines Corp
	(b)	Address of Issuer's Principal Executive Offices
1689 Nonconnah Blvd., Suite 111, Memphis, TN 38132
Item 2.
	(a)	Name of Person Filing FFM GP, Inc., a Texas corporation
	(b)	Address of Principal Business Office or, if none, Residence
5956 Sherry Lane, Suite 1810, Dallas, TX 75225
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $0.01 par value
	(e)	CUSIP Number 723443107

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 0
	(b)	Percent of class: 0%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote None
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of None
		(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
FFM GP, Inc., as General Partner of (i) Falcon Fund Management, Ltd., as General Partner of Falcon Fund QP, L.P., and (ii) Falcon Fund Offshore Management, L.P., as Investment Advisor of Falcon Fund Offshore, Ltd., has the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by Falcon Fund QP, L.P. and Falcon Fund Offshore, Ltd. reported herein in the manner prescribed by the partnership agreement of Falcon Fund QP, L.P. and the investment management agreement of Falcon Fund Offshore, Ltd.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2006
Date

1.	Falcon Fund QP, L.P. General Partner: Falcon Fund Management, Ltd. By: FFM GP, Inc., its General Partner
2.	Falcon Fund Management, Ltd. By: FFM GP, Inc., its General Partner
3.	Falcon Fund Offshore, Ltd. Investment Advisor: Falcon Fund Offshore Management, Ltd. By: FFM GP, Inc., its General Partner
4.	Falcon Fund Offshore Management, L.P. By: FFM GP, Inc., its General Partner
5.	FFM GP, Inc.

/s/ Peter G. Collins
Signature

Peter G. Collins, Vice-President
Name/Title
Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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